INTERNATIONAL BANK FOR RECONSTRUCTION              1818 H Street N.W.            (202) 522-1588; (202) 477-1234
AND DEVELOPMENT                                    Washington, D.C.  20433       Cable Address:  INTBAFRAD
                                                   U.S.A.




                                                         FILE NO. 1-3431
                                                         REGULATION BW
                                                         RULE 3




                                                         August 29, 2002




VIA EDGAR

Securities and Exchange Commission
File Desk, Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

         Attached please find a Report dated August 29, 2002 of the International Bank for Reconstruction and Development (the "Bank") under Rule 3 of Regulation BW with respect to the Bank's U.S. Dollar 55,000,000 Callable Variable Interest Rate Range Notes due September 23, 2008, issued under the Bank's Global Debt Issuance Facility.

                                                         Sincerely yours,


                                                         /s/ J. CLIFFORD FRAZIER

                                                         J. Clifford Frazier
                                                         Acting Chief Counsel,
                                                         Finance


Attachments




Rule 3 Coverletter.#2372

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
   U.S. Dollar 55,000,000 Callable Variable Interest Rate Range Notes of 2002,
                             due September 23, 2008






                    Filed pursuant to Rule 3 of Regulation BW






                             Dated: August 29, 2002

        The following information regarding the U.S. Dollar 55,000,000 Callable Variable Interest Rate Range Notes of 2002, due September 23, 2008 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 20,
2001) is already on file with the Securities and Exchange Commission.

        Item 1.  DESCRIPTION OF OBLIGATIONS

               (a) U.S. Dollar 55,000,000 Callable Variable Interest Rate Range Notes due September 23, 2008.

               (b) The interest rate shall be 4.00 percent for the period from September 23, 2002 to September 23, 2003. Interest rate for the period thereafter will be calculated according to the following formula:


                                            Days Accrued
               Interest Rate = Rate x  ---------------------
                                               Actual


where "Rate" means 5.00 percent for the period from September 23, 2003 to September 22, 2004, 6.00 percent for the period from September 23, 2004 to September 23, 2005, 6.50 percent for the period from September 23, 2005 to September 23, 2006, 7.00 percent for the period from September 23, 2006 to September 23, 2008. "Days Accrued" means the number of days during each interest period where 6-month USD LIBOR is within the applicable accrual range. The accrual range will be from zero to 5.50 percent for the period from September 23, 2003 to September 23, 2004, zero to 6.00 percent for the period from September 23, 2004 to September 23, 2005, zero to 6.50 percent for the period from September 23, 2005 to September 23, 2006, and zero to 7.00 percent for the period from September 23, 2006 to September 23, 2008. "Actual" means the actual number of days in the relevant interest period. Interest payment dates will be each March 23 and September 23, commencing on March 23, 2003 and ending on September 23, 2008.

               (c) Maturing September 23, 2008. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

               (d) Notes are callable by the Bank at par on each March 23 and September 23, commencing on September 23, 2003 and ending on March 23, 2008, with 5 London and New York business days notice.

               (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

               (f) Not applicable.

               (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

               (h) See Prospectus, pages 6-10.

               (i) Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

        Item 2.  DISTRIBUTION OF OBLIGATIONS

               The Bank will enter into a Terms Agreement with Salomon Brothers International Limited as Manager (the "Manager"), pursuant to which the Bank will agree to issue, and the Manager will agree to purchase, a principal amount of the Notes aggregating USD 55,000,000 at 100.00% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about September 23, 2002.

               The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

        Item 3.  DISTRIBUTION SPREAD

             Price to                Selling Discounts          Proceeds to the
              Public                  and Commissions               Bank(1)
             --------                -----------------          ---------------
        Per Unit: 100.00%                   N/A                     100.00%
      Total: USD 55,000,000                 N/A                 USD 55,000,000

        Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

               None


-------------
(1)  Without deducting expenses of the Bank, which are not yet known.

        Item 5.  OTHER EXPENSES OF DISTRIBUTION

               As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

        Item 6.  APPLICATION OF PROCEEDS

               The net proceeds will be used in the general operations of the Bank.

        Item 7.  EXHIBITS

               None